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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                              (Amendment No. N/A)

                                   NATUZZI SPA
                                VIA IZZITIELLO 47
                                 70029 SANTERAMO
                                      ITALY
                                (Name of Issuer)

                                       ADR
                         (Title of Class of Securities)

                                    63905A101
                                 (CUSIP Number)

                                 OCTOBER 9,2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

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Schedule 13G

CUSIP NO. 029683109

     1.  Names of Reporting Persons.      SPRUCEGROVE INVESTMENT MANAGEMENT LTD.
                                          181 UNIVERSITY AVENUE, SUITE 1300
                                          TORONTO, ONTARIO, CANADA  M5H 3M7

         I.R.S. Identification Nos. of above persons (entities only).  N/A

     2.  Check the Appropriate Box if a Member of a Group (See Instructions)

         (a) [ ]

         (b) [ ]

     3.  SEC Use Only

     4.  Citizenship or Place of Organization
         SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - ONTARIO, CANADA

                                   5.  Sole Voting Power       2,196,600 SHARES

     Number of
     Shares                        6.  Shared Voting Power     610,600 SHARES
     Beneficially
     Owned by
     Each Reporting                7.  Sole Dispositive Power  2,865,600 SHARES
     Person With

                                   8.  Shared Dispositive      NONE
                                       Power

     9. Aggregate Amount Beneficially Owned by Each Reporting Person 2,865,600 SHARES

     10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
         N/A

     11. Percent of Class Represented by Amount in Row (9)
         5.24%

     12. Type of Reporting Person (See Instructions)
         SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - IA

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Schedule 13G

ITEM 1.

         (a)  Name of Issuer  NATUZZI SPA

         (b)  Address of Issuer's Principal Executive Offices  VIA IZZITIELLO 47
                                                               70029 SANTERAMO
                                                               ITALY

ITEM 2.

         (a)  Name of Person Filing  SPRUCEGROVE INVESTMENT MANAGEMENT LTD.

         (b)  Address of Principal Business Office  181 UNIVERSITY AVENUE, SUITE
                                                    1300 TORONTO, ONTARIO,
                                                    CANADA  M5H 3M7

         (c)  Citizenship  SPRUCEGROVE INVESTMENT MANAGEMENT LTD - N/A

         (d)  Title of Class of Securities  ADR

         (e)  CUSIP Number  63905A101

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 40.13d-l(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

        (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

        (b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

        (c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

        (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

        (e) [X]  An investment adviser in accordance with Section 240.13d-l (b)
                 (1)(ii)(E);

        (f) [ ]  An employee benefit plan or endowment fund in accordance with
                 Section 240.13d-l(b) (1)(ii)(F);

        (g) [ ]  A parent holding company or control person in accordance with
                 Section 240.13d-l(b) (1)(ii)( G);

        (h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12. S.C. 1813);

        (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a3);

        (j) [ ]  Group, in accordance with Section 240.13d-l(b)(I)(ii)(J).

ITEM 4. OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

        (a) Amount beneficially owned:  2,865,600 SHARES

        (b) Percent of class:  5.24%

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Schedule 13G

(c)  Number of shares as to which the person has:

           (i)   Sole power to vote or to direct the vote  2,196,600 SHARES

           (ii)  Shared power to vote or to direct the vote  610,600 SHARES

           (iii) Sole power to dispose or to direct the
                 disposition of                            2,865,600 SHARES

           (iv)  Shared power to dispose or to direct the disposition of NONE

ITEM 5. OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS  N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

ITEM 6. OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.  N/A

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON. N/A

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1 (b) (l)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

        SPRUCEGROVE INVESTMENT MANAGEMENT LTD. - IA

If a group has filed this schedule pursuant to '240.13d-1(b)(l)(ii)(J), so indicate under Item 30) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to '240.13d-1 ( c) or '240.13d-1 (d), attach an exhibit stating the identity of each member of the group.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP  N/A

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

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Schedule 13G

ITEM 10. CERTIFICATION

         (a) The following cerification shall be included if the statement is filed pursuant to Section 240.13d-1(b):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

         (b) The following cerification shall be included if the statement is filed pursuant to Section 240.13d-1(c):

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                      May 27, 2003
                                                    ----------------
                                                          Date

                                                    /s/ BLAKE MURPHY
                                                    ----------------
                                                        Signature

                                          BLAKE MURPHY / CHIEF FINANCIAL OFFICER
                                          --------------------------------------
                                                     Name / Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d- 7 for other parties for whom copies are to be sent.

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 V.S.C. 1001)